UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 9, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

HCI Group, Inc.

File No. 001-34126 - CF#37547

HCI Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 7, 2020.

Based on representations by HCI Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9	through June 1, 2021
Exhibit 10.10	through June 1, 2021
Exhibit 10.11	through June 1, 2021
Exhibit 10.12	through June 1, 2021
Exhibit 10.13	through June 1, 2021
Exhibit 10.14	through June 1, 2021
Exhibit 10.15	through June 1, 2021
Exhibit 10.16	through June 1, 2021
Exhibit 10.17	through June 1, 2021
Exhibit 10.18	through June 1, 2021
Exhibit 10.19	through June 1, 2021
Exhibit 10.20	through June 1, 2021
Exhibit 10.21	through June 1, 2021
Exhibit 10.22	through June 1, 2021
Exhibit 10.23	through June 1, 2021
Exhibit 10.24	through June 1, 2021
Exhibit 10.25	through June 1, 2021
Exhibit 10.26	through June 1, 2021
Exhibit 10.27	through July 1, 2021
Exhibit 10.28	through June 1, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Melissa Rocha
Office Chief, Office of Finance